SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

EAGLE SUPPLY GROUP, INC.

(Name of Subject Company)

EAGLE SUPPLY GROUP, INC.

(Name of Persons Filing Statement)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Class of Securities)

Douglas P. Fields,

Chief Executive Officer

Eagle Supply Group, Inc.

122 East 42nd Street, Suite 1618

New York, New York 10168

Telephone: (212) 986-6190

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of persons filing statement)

With a copy to:

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three at International Plaza

4221 W. Boy Scout Boulevard

Tampa, Florida 33607-3239

Telephone: (813) 223-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes attached thereto, the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2004 by Eagle Supply Group, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Gulfco Acquisition, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 16, 2004, that Purchaser and Parent filed with the Commission (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, as filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9.

Item 4. Solicitation or Recommendation.

This Item 4 to the Schedule 14D-9 is amended as follows:

(a) The subsection “(b) Background of the Transaction” is amended by deleting the second paragraph on page 8 of the Schedule 14D-9 and replacing it with the following:

“On June 18, 2004, the Special Committee met with its counsel and representatives of Morgan Joseph to review and analyze the formal bids received by the finalists and to select the winning bid, if any. During this meeting, the Special Committee noted that no bid exceeded Parent’s $2.26 per Share bid and, at the conclusion of its deliberations, decided that the proposal of Parent appeared to be the preferred bid. Notwithstanding the Special Committee’s generally favorable conclusions with respect to Parent’s bid, the Special Committee still had several concerns about the bid and the conditions outlined in Parent’s proposal. In particular, the Special Committee was unclear as to whether the Company’s revised EBITDA projections would adversely affect Parent’s bid and the conditions set forth in Parent’s proposal raised concerns about the firmness of the bid. Accordingly, the Special Committee required additional information from Parent before it would formally consider Parent’s bid. As a result, although Parent’s proposal was the preferred bid, no final action was taken at the June 18, 2004 meeting. Instead, management was instructed to meet with Parent and its representatives to discuss these issues further.”

(b) The subsection “(b) Background of the Transaction” is further amended by adding the following sentence at the end of the third full paragraph on page 9 of the Schedule 14D-9:

“During this meeting, the Special Committee noted that no bid had been received from any other bidder which exceeded Parent’s $2.20 per Share bid.”

(c) Factor (1) disclosed on page 10 of the Schedule 14D-9 is amended by deleting factor (1) in its entirety and replacing it with the following:

“(1) the overall terms and conditions of the Offer and Merger Agreement, including those described in greater detail in the factors set forth below.”

(d) Factor (3) disclosed on page 10 of the Schedule 14D-9 is amended by deleting factor (3) in its entirety and replacing it with the following:

“(3) the historical, current, and prospective financial condition, results of operations, business, and prospects of the Company. In this regard, the Special Committee specifically considered the recent operating performance of the Company and its prospects in their relation to historical results. The Special Committee noted the Company’s deteriorating liquidity position, its inability to access the equity markets on reasonably favorable terms, increasing expenses which it has been unable to offset through price adjustments due to the increased competitive pressures faced in Texas and resulting in increasingly compressed margins, and adverse weather conditions in its markets that have negatively affected earnings. In reviewing the Company’s current and prospective operations and financial condition, the Special Committee also noted that the Company has been increasingly unable to meet its projected and budgeted earnings targets. Furthermore, the Company is highly leveraged and dependent on short-term, floating rate debt to finance its operations. As a result, the Special Committee recognized that during periods of rising interest rates, the Company would face increased interest expenses and further compressed margins since it is unlikely that it could pass such increased expenses along to customers due the highly competitive nature of the roofing business in its markets.

(e) Factor (6) disclosed on page 10 of the Schedule 14D-9 is amended by deleting factor (6) in its entirety and replacing it with the following:

“(6) consideration of possible strategic alternatives and business opportunities for the Company, including a review of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the costs, obligations, and responsibilities inherent in remaining independent and publicly traded, and the risks and prospects of going-forward as an independent entity. The strategic alternatives and business opportunities included potential private and public equity or debt financings and the potential for acquisitions. Due to the lack of market volume in and low market prices for the Company’s stock, its highly leveraged position, and the lack of any suitable acquisition candidates, the Special Committee determined that such alternatives would not be available on reasonably favorable conditions and, as a result, were not feasible alternatives for the Company.”

(f) Factor (12) disclosed on page 11 of the Schedule 14D-9 is amended by deleting factor (12) in its entirety and replacing it with the following:

“(12) the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration, and the fact that the consideration to be received by the holders of Shares in the Offer and Merger would be feasible to such holders. When considering the historical trading prices of the Shares, the Special Committee determined that an analysis of specific high and low prices for the Shares during specific periods of time was not necessarily indicative of the value of the Shares because of the temporary sharp upward and downward movements in price due to the relatively small volume of trades in the Shares. Instead, the Special Committee considered the low, high and average closing prices for the Company’s Shares over varying periods of time ending on July 27, 2004. In particular, the Special Committee noted that the 30-trading day average closing price was $2.13, the 60-trading trading day average closing price was $2.14, and the 90-trading day average closing price was $2.12. The Special Committee did recognize that the one-year trading day average closing price was $2.21, but determined that such price was not indicative of likely market prices for the Shares in the near term due to its analysis of the Company’s future prospects described above.

Item 8. Additional Information.

This Item 8 to the Schedule 14D-9 is amended as follows:

(a) The subsection “(a) Section 14(f) Information” is amended by deleting the fifth paragraph on page B-1 of the Information Statement, dated August 16, 2004 and replacing it with the following:

“Information in this Information Statement relating to or concerning Parent, Purchaser, and Parent’s Designees (as defined below) has been provided by Parent. Although the Company has not independently verified the accuracy, completeness, or fairness of such information, the Company has no reason to believe that any of such information is inaccurate or incomplete.”

(b) The subsection “(a) Section 14(f) Information” is further amended by deleting the penultimate paragraph on page B-3 of the Information Statement, dated August 16, 2004 and replacing it with the following:

“The information contained herein concerning the Parent Designees has been furnished to the Company by Parent. Although the Company has not independently verified the accuracy, completeness, or fairness of such information, the Company has no reason to believe that any of such information is inaccurate or incomplete.”

(c) The subsection “(a) Section 14(f) Information” is amended by adding the following sentence to the end of the last full paragraph on page B-6 of the Information Statement, dated August 16, 2004:

“The Board of Directors has not adopted any process to facilitate written communications by stockholders to the Board of Directors. It is the Company’s view that such processes are unnecessary and that communications addressed to it or otherwise disseminated to it through management will be readily available for its review. Accordingly, no formal procedures are deemed necessary at this time.”

SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EAGLE SUPPLY GROUP, INC.

	By:	/s/ James E. Helzer
	Name:	James E. Helzer
	Title:	President

Dated: September 1, 2004

EAGLE SUPPLY GROUP, INC.

	By:	/s/ Douglas P. Fields
	Name:	Douglas P. Fields
	Title:	Chief Executive Officer

Dated: September 1, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)(A)	Offer to Purchase dated August 16, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on August 16, 2004 (the “Schedule TO”))

Exhibit (a)(1)(B)	From of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

Exhibit (a)(2)	Letter to Stockholders of the Company, dated August 16, 2004*

Exhibit (a)(5)(A)	Joint Press Release issued by the Company and Parent (incorporated by reference to the Schedule 14D-9C filed by the Company on August 6, 2004)

Exhibit (a)(5)(B)	Opinion of Morgan Joseph & Co. Inc. dated August 3, 2004 (included as Annex A to this Statement)*

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of August 5, 2004, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(2)	Stock Option Agreement, dated August 5, 2004, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(3)	Securities Purchase and Tender Agreement, dated August 5, 2004, by and among Parent, Purchaser, TDA Industries, Inc., James E. Helzer and Steven R. Andrews (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(4)	Confidentiality Agreement, dated February 20, 2004, between Parent and the Company dated (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

Exhibit (e)(5)	The Information Statement of the Company dated as of August 16, 2004 (included as Annex B to this Statement)*

Exhibit (e)(6)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., the Company and James E. Helzer (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(7)	Modification Agreement to the Employment Agreement of James E. Helzer, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.55 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(8)	Second Modification Agreement to the Employment Agreement of James E. Helzer, made as of April 1, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(9)	Third Modification Agreement to the Employment Agreement of James E. Helzer, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(10)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Company and Douglas P. Fields (incorporated by reference to Exhibit 10.47 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(11)	Modification Agreement to the Employment Agreement of Douglas P. Fields, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.54 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(12)	Second Modification Agreement to the Employment Agreement of Douglas P. Fields, made as of April 1, 2004 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(13)	Third Modification Agreement to the Employment Agreement of Douglas P. Fields, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(14)	Amended, Consolidated and Restated Employment Agreement, dated as of November 1, 2001, between JEH/Eagle Supply, Inc., Eagle Supply, Inc., the Company and Frederick M. Friedman (incorporated by reference to Exhibit 10.48 to the Quarterly Report on Form 10-Q filed by the Company on November 9, 2001)

Exhibit (e)(15)	Modification Agreement to the Employment Agreement of Frederick M. Friedman, dated as of January 1, 2003 (incorporated by reference to Exhibit 10.56 to the Quarterly Report on Form 10-Q filed by the Company on February 14, 2003)

Exhibit (e)(16)	Second Modification Agreement to the Employment Agreement of Frederick M. Friedman, made as of April 1, 2004 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on July 16, 2004)

Exhibit (e)(17)	Third Modification Agreement to the Employment Agreement of Frederick M. Friedman, dated as of August 5, 2004 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on August 6, 2004)

Exhibit (e)(18)	Warrant No. 001, dated February 6, 2003, issued by the Company to James E. Helzer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on February 7, 2003)

Exhibit (g)	None

Annex A	Opinion of Morgan Joseph & Co. Inc., dated August 3, 2004

Annex B	The Information Statement of the Company, dated August 16, 2004

*	Previously filed on August 16, 2004 as an exhibit to the Schedule 14D-9